UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM 12b-25
                       NOTIFICATION OF LATE FILING

(Check one):  X Form 10-KSB __ Form 20-F __ Form 10-QSB __ Form N-SAR

          For period ended: June 30, 1998

          [ ] Transition Report on Form 10-K and Form 10-KSB
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q and Form 10-QSB
          [ ] Transition Report on Form N-SAR
          For the transition period ended


SEC File Number 0-0-27390

CUSIP Number - 685935108

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________________

PART I-REGISTRANT INFORMATION

ORCA TECHNOLOGIES, INC.
--------------------------------------
Full Name of Registrant


24000 35th Avenue, SE - Suite 200
Bothell, WA 98021
(425) 354-1600
--------------------------------------
Address and telephone number of
principal executive office

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]  (c)  The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

PART III-NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F 10-Q, 10-QSB, SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     The annual report of the registrant on Form 10-KSB could not be filed because the registrant's independent certified accountant requires more time to complete the financial statements and render its opinion, due primarily to delays in closing a material transaction that affects the presentation of the information required to be included in the report and in the financial statements.

PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Roger T. Vallo, CEO             (425)           354-1600
      (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).
                                                          X  Yes    __ No
                                                         ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       __ Yes       X  No
                                                                   ---
          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                               ORCA TECHNOLOGIES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date     September 28, 1998            By:  /s/ Roger P. Vallo
                                          --------------------------
                                       Roger P. Vallo, President and CEO








Attachment
Accountant's Letter


Mantyla, McReynolds and Associates, CPA's
5872 South 900 East, Suite 250
Salt Lake City, Utah 84121
801.269.1818


September 28, 1998


To Whom it May Concern:


Due to delays in closing a divestiture of the Company's internet service provider subsidiary, Televar, Inc., the audit for the year ended June 30, 1998 of Orca Technologies, Inc., including the accounts of its wholly owned subsidiaries requires additional time to complete.

Sincerely,

Mantyla, McReynolds and Associates, CPA's

/s/ Kim G. McReynolds

Kim G. McReynolds, CPA







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